UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

EXPLANATORY NOTE

This annual report on Form 18-K for the fiscal year ended December 31, 2020 is filed by KfW, also known as Kreditanstalt für Wiederaufbau, an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). This annual report on Form 18-K, as subsequently amended, is intended to be incorporated by reference into the prospectus dated July 30, 2020 of KfW and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this annual report, references to “€,” “euro” and “EUR” are to the single European currency of the member states of the European Union participating in the euro, including the Federal Republic. References to “U.S. dollars,” “$” or “USD” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of KfW registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

Not applicable.

KfW

2.	A statement as of the close of the last fiscal year of KfW giving the total outstanding of:

(a)

Internal funded debt of KfW. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of KfW, which is defined as euro denominated debt with an initial maturity of more than one year (bonds and other fixed-income securities, other borrowings, and subordinated liabilities), outstanding as of December 31, 2020 was EUR 280.8 billion.

(b)	External funded debt of KfW. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

For the principal amount of external funded debt of KfW, which is defined as non-euro denominated debt with an initial maturity of more than one year (bonds and other fixed-income securities, other borrowings, and subordinated liabilities), see “KfW—Business—Financial Markets—Funding—Financial-Market Funds—Capital-Market Funding—Information on Issuances of Funded Debt of KfW Group (as of December 31, 2020),” p. 39 of Exhibit (d), which is hereby incorporated by reference herein.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of KfW outstanding as of the close of the last fiscal year of KfW.

See “KfW—Business—Financial Markets—Funding—Financial-Market Funds—Capital-Market Funding—Information on Issuances of Funded Debt of KfW Group (as of December 31, 2020),” p. 39 of Exhibit (d), which is hereby incorporated by reference herein.

4.	(a) As to each issue of securities of KfW which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of KfW.

As of December 31, 2020, KfW held own debt securities (registered and non-registered) in a principal amount of EUR 5.02 billion. The amount of registered debt securities included in these holdings did not exceed 3% of the total volume of outstanding registered debt securities, and thus, is not substantial.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by KfW to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of KfW giving the estimated total of:

(a)

Internal floating indebtedness of KfW. (Total to be stated in the currency of the registrant.) The total principal amount of internal floating indebtedness of KfW, which is defined as euro denominated debt with an initial maturity of one year or less (short-term funds), outstanding as of December 31, 2020 was EUR 7.79 billion.

(b)

External floating indebtedness of KfW. (Total to be stated in the respective currencies in which payable.) The principal amount of external floating indebtedness of KfW, which is defined as non-euro denominated debt with an initial maturity of one year or less (short-term funds), outstanding as of December 31, 2020 was:

Currency	Principal amount outstanding in currency	Equivalent in euro with conversion rate as of December 31, 2020
AUD	2,029,999,999.99	1,277,050,830.39
GBP	387,800,000.00	431,353,792.42
JPY	18,570,999,999.85	146,817,930.27
USD	46,970,700,000.02	38,277,809,469.50
CNY	1,890,000,000.01	235,587,410.41
ZAR	5,500,000,000.29	305,184,248.07
HKD	5,564,999,999.66	584,915,179.38

Total		41,258,718,860.44

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of KfW for each fiscal year of KfW ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Group management report—Economic report—Development of earnings position,” “Consolidated financial statements—Consolidated statement of comprehensive income,” “Consolidated financial statements—Notes—Accounting Policies,” and “Consolidated financial statements—Notes—Notes to the statement of comprehensive income,” pp. 14 to 17, 59, 66 to 90 and 91 to 100 of Exhibit (e), which are hereby incorporated by reference herein.

7.	(a) If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe the effect of any such action, not previously reported.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2020.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2020.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Not applicable.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

Not applicable.

10.

The balances of international payments of KfW for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if KfW has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of December 31, 2020 giving the total outstanding of:

(a)

Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2020 was EUR 1,158.84 billion (Source: Monthly Report of the Federal Ministry of Finance, January 2021, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2020”, page 99, (https://www.bundesfinanzministerium.de/Monatsberichte/2021/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html)).

For further information on the principal amount of the outstanding direct debt of the Federal Republic, see “Tables and Supplementary Information—I. Direct Debt of the Federal Government —Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government”, p. G-45 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information —I. Direct Debt of the Federal Government”, pp. G-45 to G-49 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a) As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2020 was EUR 113.14 billion (Source: Monthly Report of the Federal Ministry of Finance, January 2021, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2020”, page 99 (https://www.bundesfinanzministerium.de/Monatsberichte/2021/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html)).

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance”, pp. G-38 et seq. of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe the effect of any such action, not previously reported.

No foreign exchange control not previously reported was established by the Federal Republic during 2020.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2020.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany—Monetary and Financial System—Official Foreign Exchange Reserves,” p. G-29 of Exhibit (d), which is hereby incorporated by reference herein.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Trade,” pp. G-23 and G-24 of Exhibit (d), which are hereby incorporated by reference herein.

10.

The balances of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Payments,” pp. G-23 of Exhibit (d), which is hereby incorporated by reference herein.

This annual report comprises:

(a)    Pages numbered 1 to 10, consecutively.

(b)    The following exhibits:

Exhibit (a)    -    None.

Exhibit (b)    -    None.

Exhibit (c)    -    The latest annual budget for the Federal Republic of Germany (pp. G-38 to G-44 of Exhibit (d) hereto).

Exhibit (d)    -    Description of KfW and the Federal Republic of Germany, dated May 17, 2021.

Exhibit (e)    -    KfW Financial Information 2020.

Exhibit (f)    -    Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

Exhibit (g)    -    Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-38 to G-44 of Exhibit (d) hereto).

(d)	Description of KfW and the Federal Republic of Germany, dated May 17, 2021.

(e)	KfW Financial Information 2020.

(f)	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

(g)	Consent of the Federal Republic of Germany.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized in Frankfurt/Main, Germany on May 17, 2021.

KfW

By:	/s/ DR GÜNTHER BRÄUNIG
	Name:	Dr Günther Bräunig
	Title:	Chief Executive Officer

By:	/s/ BERND LOEWEN
	Name:	Bernd Loewen
	Title:	Member of the Executive Board